22nd Century Group, Inc.

321 Farmington Road

Mocksville, NC 27028

(336) 940-3769

February 6, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jenny O’Shanick

Re:	22nd Century Group, Inc.
Registration Statement on Form S-3
File No. 333-284644

Acceleration Request

Requested Date: Tuesday, February 11, 2025

Requested Time: 9:30 A.M. Eastern time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, 22nd Century Group, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that such Registration Statement will become effective at 9:30 a.m., Eastern Time, on Tuesday, February 11, 2025, or as soon thereafter as practicable. The Company respectfully requests that you notify Mr. John Wolfel of Foley & Lardner, LLP of such effectiveness by a telephone call to (904) 359-8778.

Sincerely,

22ND CENTURY GROUP, INC.

By:	/s/ Daniel A. Otto
Daniel A. Otto
Chief Financial Officer

cc:	John J. Wolfel of Foley Lardner, LLP